FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of June 4, 2009

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
46a, Avenue John F. Kennedy
L-1855 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓  Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes      No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains summary of the resolutions adopted in the Annual General Meeting of Shareholders (the “Meeting”) of Tenaris S.A. (the “Company”) held on June 3, 2009 at 46A, Avenue John F. Kennedy L-1855, Luxembourg at 11:00.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 4, 2009

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Summary of the resolutions adopted in the Annual General Meeting of Shareholders (the “Meeting) of Tenaris S.A. (the "Company") held on June 3, 2009 at 46A, Avenue John F. Kennedy L-1855, Luxembourg at 11:00.

1. Consideration of the Board of Directors’ and independent auditors’ reports on the Company’s consolidated financial statements. Approval of the Company’s consolidated financial statements for the years ended December 31, 2008, 2007 and 2006.

The Meeting approved the Company’s consolidated financial statements for the years ended December 31, 2008, 2007 and 2006.

2. Consideration of the Board of Directors’ and independent auditors’ reports on the Company’s annual accounts. Approval of the Company’s annual accounts as at December 31, 2008.

The Meeting approved the Company’s annual accounts as at December 31, 2008.

3. Allocation of results and approval of dividend payment.

The meeting approved the proposal to approve a dividend in U.S. dollars, in the amount of US$0.43 per share currently issued and outstanding (or US$0.86 per ADR currently issued and outstanding), which includes (i) the interim dividend of US$0.13 per share (US$0.26 per ADR) paid on November 27, 2008, from profits of the nine-month period ended September 30, 2008, and (ii) a dividend of US$ 0.30 per share (US$ 0.60 per ADR) payable on June 25, 2009, from profits of the year ended December 31, 2008. The balance of the fiscal year’s profits will be allocated to the Company’s retained earnings account.

The meeting further approved the proposal to authorize the Board of Directors to determine or amend, in its discretion, the terms and conditions of the dividend payment, including the applicable record date.

4. Discharge to the members of the Board of Directors for the exercise of their mandate during the year ended December 31, 2008.

The meeting approved the proposal to discharge all of those who were members of the Board of Directors during the fiscal year ended December 31, 2008, from any liability in connection with the management of the Company’s affairs during such year.

5. Election of the members of the Board of Directors.

The meeting approved the proposal to maintain the number of members of the Board of Directors at ten, and to re-appoint all of the current members of the Board of Directors, namely Mr. Roberto Bonatti; Mr. Carlos Condorelli, Mr. Carlos Manuel Franck, Mr. Roberto Monti, Mr. Gianfelice Mario Rocca, Mr. Paolo Rocca, Mr. Jaime Serra Puche, Mr. Alberto Valsecchi, Mr. Amadeo Vázquez and Mr. Guillermo F. Vogel; each to hold office until the next general meeting of shareholders that will be convened to decide on the 2009 accounts.

6. Compensation of the members of the Board of Directors.

The meeting approved the proposal (i) that each of the members of the Board of Directors receive an amount of US$70,000 as compensation for their services during the fiscal year 2009, (ii) that the members of the Board of Directors who are members of the Audit Committee receive an additional fee of US$50,000, and (iii) that the Chairman of such Audit Committee receive, further, an additional fee of US$10,000.

7. Appointment of the independent auditors for the fiscal year ending December 31, 2009 and approval of their fees.

The meeting approved the recommendation to appoint PricewaterhouseCoopers (acting, in connection with the Company’s annual accounts and annual consolidated financial statements required under Luxembourg law, through PricewaterhouseCoopers S.àr.l., Réviseur d'entreprises, and, in connection with the Company’s annual and interim consolidated financial statements required under the laws of any other relevant jurisdiction, through Pricewaterhouse & Co. S.R.L.) as the Company’s independent auditors for the fiscal year ending December 31, 2009, to be engaged until the next annual general meeting that will be convened to decide on the 2009 accounts.

The meeting further approved the recommendation to approve the independent auditors’ fees for audit, audit-related and other services to be rendered during the fiscal year ending December 31, 2009, broken-down into four currencies (Argentine Pesos, Euro, Mexican Pesos, and U.S. Dollars), up to a maximum amount for each currency equal to AR$6,860,409, €491,221, MX$4,204,640 and US$1,446,582, which, based on the exchange rate between the U.S. dollar and each applicable currency as of December 1, 2008, was equivalent to US$4,403,368, covering the audit of the Company’s consolidated financial statements and annual accounts, the audit of the Company’s internal controls over financial reporting as mandated by Sarbanes-Oxley Act of 2002, other audit-related services, and other services to be rendered by the independent auditors. The meeting finally approved the recommendation to authorize the Audit Committee to approve any increase or reallocation of the independent auditors’ fees as may be necessary, appropriate or desirable under the circumstances.

8. Authorisation to the Board of Directors and the board of directors or other governing bodies of the Company’s subsidiaries to acquire Company shares.

The meeting approved the recommendation to grant an authorization to the Company and to the Company’s subsidiaries to acquire, from time to time, shares of the Company, including shares represented by ADRs, on the proposed terms and conditions and on such terms and conditions as may be determined by the Board of Directors of the Company or the board of directors or other governing bodies of the Company’s subsidiaries, provided that any such purchase shall comply with Article 49-2 et.seq. of the Luxembourg Companies Law (or any successor law) and, in the case of acquisitions of shares made through a stock exchange in which the Company’s shares or other securities representing shares are traded, with any applicable laws and regulations of such market.

The meeting further approved the recommendation to grant all powers to the Board of Directors of the Company and to the board of directors or other governing bodies of the Company’s subsidiaries, in each case with powers to delegate, to decide on and implement the authorization, to define, if necessary, the terms and procedures for carrying out any purchase of shares of the Company, and, in particular, to place any stock exchange orders, conclude any agreements, including for keeping registers of purchases and sales of shares of the Company, make any declarations to the applicable regulatory authorities, carry out all formalities and, generally, do all such other acts and things as may be necessary, appropriate or desirable under the circumstances. The Board of Directors was expressly authorized to delegate to its Chairman, with the latter having the option to sub-delegate to any other person(s), the performance of the actions entrusted to the Board of Directors, pursuant to, or in connection with, the authorization.

9. Authorisation to the Board of Directors to cause the distribution of all shareholder communications, including its shareholder meeting and proxy materials and annual reports to shareholders, by such electronic means as is permitted by any applicable laws or regulations.

For the proper management of the Company’s affairs, the meeting approved the recommendation to authorize the Board of Directors to cause the distribution of all shareholder communications by such electronic means as are permitted or required by any applicable laws or regulations or by any other existing or future electronic means of communication; and the shareholders holding such shares gave their consent under Article 16 of the Luxembourg Transparency Law of 11 January 2008, for the Company to give, send or supply information (including any notice or other document) that it is required or authorized to be given, sent or supplied to such shareholders, by making such information (including any notice or other document) available on the Company’s website or through other electronic means.